UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

01 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 01 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/10/2024	560,262	£24.7550	£24.1500	£24.2617	LSE	GBP
01/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
01/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
01/10/2024	721,632	€30.2000	€29.3700	€29.6650	XAMS	EUR
01/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
01/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 01-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/15bfbcdf-039c-49ae-9b4a-8dc85555323d)

Transaction in Own Shares

02 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 02 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/10/2024	400,000	£25.5250	£25.0900	£25.3460	LSE	GBP
02/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
02/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
02/10/2024	550,000	€31.0350	€30.5400	€30.8273	XAMS	EUR
02/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
02/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 02-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/325c8e21-3d1f-4142-a940-cc088ea28599)

Transaction in Own Shares

03 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 03 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/10/2024	625,000	£25.6850	£25.2800	£25.4756	LSE	GBP
03/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
03/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
03/10/2024	585,000	€30.9300	€30.5150	€30.6700	XAMS	EUR
03/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
03/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 03-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/377b6670-1350-4b8c-8710-6def5a82a8bd)

Transaction in Own Shares

04 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 04 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/10/2024	650,000	£25.8950	£25.6100	£25.7747	LSE	GBP
04/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
04/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
04/10/2024	800,000	€31.2750	€30.9300	€31.1141	XAMS	EUR
04/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
04/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 04-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/1d9fc8d7-5c3b-4ae1-8d57-49fd96dd1df7)

Transaction in Own Shares

07 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 07 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/10/2024	630,000	£26.4150	£25.8100	£26.1905	LSE	GBP
07/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
07/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
07/10/2024	540,000	€31.7900	€31.2150	€31.5389	XAMS	EUR
07/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
07/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 07-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/b6f5d67e-fe86-4c26-8c95-19bf5239746d)

Transaction in Own Shares

08 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 08 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/10/2024	1,000,000	£26.3350	£25.7200	£25.9778	LSE	GBP
08/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
08/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
08/10/2024	935,000	€31.6800	€30.9900	€31.2828	XAMS	EUR
08/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
08/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 08-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/1b1eed95-7f8a-4988-9732-ba81d4770521)

Transaction in Own Shares

09 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 09 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/10/2024	950,000	£25.8900	£25.6300	£25.7633	LSE	GBP
09/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
09/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
09/10/2024	922,000	€31.1900	€30.8800	€31.0512	XAMS	EUR
09/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
09/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 09-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/06211412-08ad-4aea-99f1-d8cc519d242a)

Transaction in Own Shares

10 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/10/2024	747,770	£26.1100	£25.7850	£25.9393	LSE	GBP
10/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
10/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
10/10/2024	765,230	€31.4800	€31.1350	€31.2930	XAMS	EUR
10/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
10/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 10-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/0533fe4b-26e2-40e7-ae01-800707798a8e)

Transaction in Own Shares

11 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/10/2024	816,000	£26.0500	£25.8200	£25.9815	LSE	GBP
11/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
11/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
11/10/2024	816,000	€31.4350	€31.1050	€31.3426	XAMS	EUR
11/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
11/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 11-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/4e7dbf3e-d560-4cb5-a66f-f7a3f8602ebd)

Transaction in Own Shares

14 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 14 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/10/2024	834,846	£25.9900	£25.8050	£25.8956	LSE	GBP
14/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
14/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
14/10/2024	795,000	€31.3650	€31.1550	€31.2647	XAMS	EUR
14/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
14/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 14-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/7cdf2fa0-dd9d-4c37-91c8-d05d024bc31a)

Transaction in Own Shares

15 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 15 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/10/2024	1,000,000	£25.3650	£24.9200	£25.0534	LSE	GBP
15/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
15/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
15/10/2024	940,000	€30.7200	€30.2200	€30.3759	XAMS	EUR
15/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
15/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 15-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/e4462199-ebe8-423e-9774-9b2ebfb587f1)

Transaction in Own Shares

16 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 16 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/10/2024	919,780	£25.4800	£25.2600	£25.3733	LSE	GBP
16/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
16/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
16/10/2024	954,200	€30.7700	€30.5200	€30.6535	XAMS	EUR
16/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
16/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 16-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/13c6a925-96bb-4b18-ae4f-8189d575084c)

Transaction in Own Shares

17 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/10/2024	750,000	£25.6450	£25.3150	£25.5127	LSE	GBP
17/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
17/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
17/10/2024	778,000	€31.0850	€30.5850	€30.8870	XAMS	EUR
17/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
17/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 17-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/f55d4908-2475-4964-a938-96c26676a5dc)

Transaction in Own Shares

18 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/10/2024	900,000	£25.7000	£25.2550	£25.4736	LSE	GBP
18/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
18/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
18/10/2024	850,000	€31.2100	€30.6300	€30.9154	XAMS	EUR
18/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
18/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 18-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/4c84afe8-a1f8-4ffb-89b2-c091c38d7968)

Transaction in Own Shares

21 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 21 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/10/2024	677,000	£25.6950	£25.5100	£25.6066	LSE	GBP
21/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
21/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
21/10/2024	729,100	€31.1600	€30.9100	€31.0322	XAMS	EUR
21/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
21/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 21-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/f93b6efc-ed5f-4850-b5c3-d5f6cfa9a649)

Transaction in Own Shares

22 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 22 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/10/2024	826,600	£25.7250	£25.3850	£25.5758	LSE	GBP
22/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
22/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
22/10/2024	803,370	€31.1550	€30.7900	€30.9850	XAMS	EUR
22/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
22/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 22-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/57f46014-d23e-47a2-a889-e7c1b532a814)

Transaction in Own Shares

23 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 23 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/10/2024	944,000	£25.6200	£25.3750	£25.4845	LSE	GBP
23/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
23/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
23/10/2024	870,000	€31.1350	€30.7500	€30.9375	XAMS	EUR
23/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
23/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 23-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/8d749e3b-bc4c-4935-ae28-cb70de692021)

Transaction in Own Shares

24 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/10/2024	956,930	£25.7250	£25.3800	£25.5256	LSE	GBP
24/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
24/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
24/10/2024	907,870	€31.1850	€30.7550	€30.9489	XAMS	EUR
24/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
24/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 24-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/e1bd9140-20dc-4c7e-8776-12fda2b113f0)

Transaction in Own Shares

25 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/10/2024	569,895	£25.5700	£25.3350	£25.4558	LSE	GBP
25/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
25/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
25/10/2024	650,741	€30.9750	€30.6650	€30.8302	XAMS	EUR
25/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
25/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 1 August 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 1 August 2024 up to and including 25 October 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 25-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/4e5ef7ee-3adf-428b-8824-a4e444b8f9b8)

Transaction in Own Shares

31 October, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 31 October 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
31/10/2024	840,000	£25.7650	£25.1600	£25.4658	LSE	GBP
31/10/2024	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
31/10/2024	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
31/10/2024	625,000	€30.8650	€30.3650	€30.6160	XAMS	EUR
31/10/2024	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
31/10/2024	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 31 October 2024.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 31 October 2024 up to and including 24 January 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Template 31-Oct-24 - complete (https://ml-eu.globenewswire.com/Resource/Download/3e288fdb-6f43-4d0b-841b-90ea2fe8a7c0)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: November 1, 2024	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary